Q2/05

SECOND QUARTER 2005 REPORT TO SHAREHOLDERS

Scotiabank reports record earnings

Second quarter highlights compared to the same period a year ago:

-	Net income of $826 million, up 5% from $784 million

-	Earnings per share (diluted) of $0.81, an increase of 8% from $0.75

-	Return on equity of 22.3%, compared to 21.8%

-	Tier 1 capital ratio of 11.4%, up from 11.2%

Quarterly dividend increased 2 cents to 34 cents per common share.

Toronto, May 31, 2005 –

Scotiabank had another record performance with net income of $826 million in the second quarter of 2005. Earnings per share (diluted) were $0.81, up from $0.75 in the same period last year. Return on equity was strong at 22.3%.

     “Our second quarter earnings demonstrate the value of Scotiabank’s business line diversity,” said Rick Waugh, President and CEO. “Contributing to our record results were lower loan losses combined with the continued strength of our main business lines – Domestic Banking, Scotia Capital and International Banking.

     “Domestic Banking operations enjoyed strong contributions from many areas, particularly mortgages and other areas of retail lending, where we continued to achieve solid year-over-year gains in market share. Our International Banking operations also performed well, particularly Scotiabank Inverlat, which had strong success in both retail and commercial lending. Scotia Capital benefited from a third consecutive quarter of net loan loss recoveries, although trading revenues were down from the previous quarter’s record.

     “The Bank’s capital position continues to be very strong, providing us with the flexibility to consider a broad range of growth options and, when coupled with our strong earnings, allowed us to once again increase the quarterly dividend.

     “We are pleased with our solid performance through the first half of the year, having met or exceeded all of our key performance targets. While our operating environment continues to be challenging, we expect to meet all of our 2005 targets.”

Year-to-date performance versus our 2005 targets was as follows:

1.	TARGET: Earn a return on equity (ROE) of 17 to 20%. For the six months, Scotiabank earned an ROE of 21.6%.

2.	TARGET: Generate growth in earnings per share (diluted) of 5 to 10% per year. Our year-over-year growth was 11%.

3.	TARGET: Maintain a productivity ratio of less than 58%. Scotiabank’s performance was 55.6%.

4.	TARGET: Maintain strong capital ratios. At 11.4%, Scotiabank’s Tier 1 capital ratio remains among the highest of the Canadian banks and strong by international standards.

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 23 for details.	Scotiabank Second Quarter Report 2005 1

> FINANCIAL HIGHLIGHTS

	As at and for the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited)	2005	2005	2004	2005	2004

Operating results ($ millions)
Net interest income(1) (TEB(2))	1,552	1,503	1,521	3,055	3,017
Total revenue(1) (TEB(2))	2,688	2,614	2,770	5,302	5,306
Provision for credit losses	35	74	130	109	300
Non-interest expenses	1,490	1,457	1,523	2,947	2,929
Provision for income taxes(1) (TEB(2))	320	278	311	598	560
Net income(1)	826	788	784	1,614	1,472
Net income available to common shareholders	822	784	780	1,606	1,464

Operating performance
Basic earnings per share ($)	0.82	0.78	0.77	1.60	1.45
Diluted earnings per share ($)	0.81	0.77	0.75	1.58	1.42
Return on equity (%)	22.3	21.0	21.8	21.6	20.6
Productivity ratio(1) (%) (TEB(2))	55.4	55.7	55.0	55.6	55.2
Net interest margin on total average assets(1) (%) (TEB(2))	2.07	2.00	2.16	2.04	2.13

Balance sheet information ($ millions)
Cash and securities	93,439	89,118	81,273
Loans and acceptances	192,776	188,617	179,887
Total assets	309,090	300,547	283,634
Deposits	214,782	206,866	197,641
Preferred shares(1)	600	300	300
Common shareholders’ equity	15,344	14,918	14,857
Assets under administration	162,962	158,030	162,274
Assets under management	23,354	22,591	20,929

Capital measures
Tier 1 capital ratio (%)	11.4	11.2	11.2
Total capital ratio (%)	13.4	13.5	13.6
Tangible common equity to risk-weighted assets(3) (%)	9.5	9.5	9.4
Risk-weighted assets ($ millions)	160,057	155,498	155,679

Credit quality
Net impaired loans(4) ($ millions)	666	762	1,371
General allowance for credit losses ($ millions)	1,375	1,375	1,475
Net impaired loans as a % of loans and acceptances(4)	0.35	0.40	0.76
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.07	0.16	0.30	0.12	0.34

Common share information
Share price ($)
High	41.37	41.35	37.45	41.37	37.45
Low	38.63	36.41	33.38	36.41	31.08
Close	39.99	39.50	35.15
Shares outstanding (millions)
Average (basic)	996	1,006	1,011	1,001	1,011
Average (diluted)	1,011	1,021	1,028	1,016	1,028
End of period	994	998	1,009
Dividends per share ($)	0.32	0.32	0.25	0.64	0.50
Dividend yield (%)	3.2	3.3	2.8	3.3	2.9
Dividend payout ratio(5) (%)	38.7	41.1	32.4	39.9	34.5
Market capitalization ($ millions)	39,734	39,425	35,452
Book value per common share ($)	15.44	14.95	14.73
Market value to book value multiple	2.6	2.6	2.4
Price to earnings multiple (trailing 4 quarters)	13.2	13.3	13.0

Other information
Employees	44,094	43,930	44,294
Branches and offices	1,871	1,871	1,869

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1)	Amounts have been retroactively restated as required by a new accounting pronouncement on liabilities and equity (refer to Note 1 on page 19).

(2)	The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) on page 12.

(3)	Represents common shareholders’ equity and non-controlling interest in subsidiaries, less goodwill and other intangible assets, as a percentage of risk-weighted assets.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

2   Scotiabank Second Quarter Report 2005

> MESSAGE TO STAKEHOLDERS

Strategies for success

Although we expect to continue to face many challenges in the balance of the year, we remain confident that we will achieve our goals for 2005, as well as our longer-term objective: to be the best Canadian-based international financial services company. We have three strong business lines, a very solid capital position, and a great team of people dedicated to helping our customers become financially better off.

Build our customer base

Across the Scotiabank Group, we will build our customer base by cultivating deeper, more profitable relationships with our current customers and by acquiring new customers. A key priority will be to maintain the leadership position in customer satisfaction that we enjoy in many of our major markets.

     Domestically, we will focus on current customers with high growth potential, and refer them to other partners within the Scotiabank Group, when appropriate. We will also use our branch network, indirect channels and an aggressive new marketing program to acquire new customers. Internationally, we will continue to offer a broad range of products and services, such as mortgages and auto loans in Mexico and insurance and wealth management in the Caribbean. And in Scotia Capital, we will deepen our relationships with core clients through increased cross-sell of products and services.

Lever core strengths

We will gain efficiencies across the Scotiabank Group by levering our core strengths and expertise. We will take best practices developed in Canada, adjust them for local markets and demographics, and roll them out internationally – as we are doing with the Sales & Service program in the Caribbean, and Shared Services in Latin America. By doing so, we can focus our resources more effectively and allocate significantly more time in our branches to sales and customer service activities.

     We are also working to leverage Scotia Capital’s capabilities in Canada and the U.S. with Scotiabank Inverlat’s in Mexico, with the goal of offering our clients a truly integrated North American wholesale banking platform.

Optimize use of capital

Finally, we will make optimal use of our very strong capital base, deploying it in a way to support organic growth and to make acquisitions.

     We are always looking for ways to bolster our multinational operations through disciplined acquisitions, particularly in Mexico, the Caribbean, Central America and Asia. We will also assess a range of opportunities in Domestic Banking and Scotia Capital.

     While pursuing these strategies, we will continue to maintain our focus on people – our employees and the communities we serve, as well as our shareholders and customers. We are committed to being a leader in corporate social responsibility, which encompasses the way we interact with our stakeholders to meet our social, economic, environmental and ethical responsibilities.

     We believe we have the right strategies in place to maintain our long record of success, and the right people to execute them. We look forward to continued strong results that will benefit all of our major stakeholders in 2005.

Rick Waugh
President and Chief Executive Officer

Scotiabank Second Quarter Report 2005   3

> ACHIEVEMENTS

Domestic Banking

•	In keeping with our commitment to help our customers become financially better off, in March we introduced the Scotia Flex Value™ Mortgage, an innovative five-year variable rate mortgage, offering customers an interest rate below prime, a low payment amount, and added security against rising interest rates with special early renewal options. Also, the Long and Short Mortgage was reintroduced. This pre-set mortgage bundle under our Scotia Total Equity Plan® combines the Scotia Flex Value ™ Mortgage with a competitively priced 5-year fixed-rate mortgage, allowing our customers to take advantage of lower short-term rates, while mitigating against rate increases over the long term.

•	We continue to look for cost-effective ways to build relationships with new and existing customers through innovative programs such as permission-based e-mail marketing. In the past 12 months, the number of permission-based e-mails has grown ten-fold, and is growing at a rate of more than 30,000 per month. We are using this technology to assist our customers in addressing their financial needs. For example, in a pilot program, more than 50% of mortgage leads generated through e-mail resulted in a new mortgage sale within six months. This program is being rolled out nationally.

•	Net sales of Scotia Partners Portfolios funds were $296 million during the quarter, up 33% over last year. Assets in these diversified, primarily non-proprietary, funds of funds reached a significant milestone of $1 billion, a very strong performance for funds that were launched less than three years ago.

International Banking

•	We continue to see increased customer acceptance of alternate delivery networks in the Caribbean and Central America region. Year over year, ABM transaction volumes increased 18%. As well, additional ABMs were installed during the quarter, bringing the number of ABMs in the region to 550. In addition, internet banking usage in the region continues to expand, with a 6% growth in new users in the second quarter.

•	TRADEXPRESS elite, the new trade finance online service that provides a full range of letter of credit functionality for both importers and exporters, is now available in more than 20 countries. Scotiabank branches and their customers are now receiving reports electronically, and the service has streamlined and eliminated much of the manual work. We are currently in a test phase with clients in Mexico and Chile, with an expected launch in the third quarter.

Scotia Capital

•	Scotia Capital has been named Best Investment Bank in Canada for the second year in a row by Global Finance magazine.

•	In the largest leveraged buyout transaction in Canadian history, Scotia Capital acted as the exclusive financial advisor to Kohlberg Kravis Roberts & Co. on their $3.2 billion purchase of Masonite International Corporation, the largest door manufacturer in the world. We also underwrote, as joint lead arranger, US$2.3 billion in credit facilities used to finance the acquisition. Subsequently, significant investor demand allowed us to syndicate more than 90% of our commitment.

•	An initiative has been launched with Scotiabank Inverlat to leverage the Bank’s wholesale banking capabilities in Canada and the U.S., thereby creating a unique NAFTA-wide platform.

Employee highlights

•	For the second year in a row, Scotiabank ranked among Training magazine’s top 100 training organizations in the world. This survey recognizes organizations “that excel at human capital development” and signals Scotiabank’s ongoing commitment to the development of its employees.

•	The Employee Assistance Society of North America recognized Scotiabank for its strong Employee Assistance Program (EAP), awarding the Bank its first annual Corporate Award of Excellence. The award acknowledged strong services, cutting-edge delivery, and “the successful integration of EAP as part of their overall business strategy.”

•	For the second year in a row, The Great Place to Work Institute distinguished Scotiabank Inverlat as one of the 50 best companies to work for in Mexico. No other financial institution has received this recognition for two consecutive years. Among companies that have more than 500 employees, Scotiabank Inverlat was the highest ranked.

Community involvement

•	Scotiabank recently made commitments to universities in Atlantic Canada totaling $1.25 million. At the University of New Brunswick, the funds will support Study Abroad programs for students on both the Fredericton and Saint John campuses. At St. Mary’s in Halifax, Scotiabank will sponsor a state-of-the-art conference theatre at the University’s school of business.

4   Scotiabank Second Quarter Report 2005

May 31, 2005	> MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition

The Bank achieved record results this quarter, with net income up 5% over both the same quarter last year and the first quarter. Similar to last year, the second quarter included a gain on the sale of a portion of the Bank’s investment holding in Shinsei Bank of Japan. On a year-to-date basis, net income was 10% higher than the same period last year, as lower loan loss provisions more than offset reduced securities gains. Foreign currency translation has had less of an impact on the comparison of quarter-over-quarter results this year. However, the strengthening of the Canadian dollar against most currencies in the latter part of 2004 resulted in a $47 million reduction in net income this quarter over the comparable period last year.

Total revenue

The $2,688 million total revenue earned this quarter (on a taxable equivalent basis) was down $82 million or 3% from the same quarter last year, due entirely to the impact of foreign currency translation. Total revenue however, was up $74 million or 3% over the last quarter due to higher securities gains and net interest income this quarter.

     Year-to-date revenue of $5,302 million was relatively unchanged from the same period last year, but excluding the effect of foreign currency translation, increased 3%.

Net interest income (taxable equivalent basis)

This quarter’s net interest income of $1,552 million was 2% higher than the same quarter last year, or up 5% after excluding the impact of foreign currency translation. Net interest income was also 3% higher than the prior quarter, despite the second quarter having three fewer days.

     Canadian currency net interest income grew $44 million compared to the same quarter last year, due primarily to higher securities income earned in Scotia Capital and the Bank’s treasury operations. Net interest income in Domestic Banking fell, notwithstanding the continued growth in residential mortgages and personal lending volumes, and year-over-year market share gains. More than offsetting the favourable volume impact was a compressed margin due to the continued low level of interest rates and changing customer preferences towards variable-rate mortgages.

     Compared to the first quarter, Canadian currency net interest income was up $22 million, as higher securities income and increased volumes were partially offset by the impact of three fewer days this quarter. The margin was relatively unchanged from last quarter.

     Foreign currency net interest income in the second quarter fell 2% from the same quarter last year. However, excluding the negative impact from foreign currency translation, net interest income was up 5%. Compared to last quarter, foreign currency net interest income rose 4%, due mainly to strong retail asset growth in Scotiabank Inverlat in Mexico, as well as higher securities income.

     On a year-to-date basis, total net interest income of $3,055 million was relatively flat compared to the same period last year, but increased 4%, excluding the negative impact of foreign currency translation. This underlying growth was primarily in foreign currency net interest income.

     The total interest margin was 2.07% this quarter compared to 2.16% in the second quarter of last year and 2.00% last quarter. The interest margin for the six-month period was 2.04%, down from 2.13% for the comparative period last year, with the entire reduction arising from the Canadian margin.

Other income

In the second quarter, other income totaled $1,136 million, compared to $1,249 million in the same quarter last year. The decrease was due primarily to lower gains on investment securities and the negative impact of foreign currency translation of $38 million. While both quarters benefited from the inclusion of a similar gain on the sale of a portion of the Bank’s investment holding in Shinsei Bank in Japan, the balance of the net gains on investment securities were down $106 million. This decline was accompanied by lower levels of investment banking revenues and credit fees. As well, there were lower securitization revenues due to run-off of credit card and ScotiaLine securitization programs and lower profits from the sale of mortgages into the Canada Mortgage Bond program. On the positive side, there were higher trading revenues and retail brokerage fees from increased customer activity in the current period.

     Other income rose $25 million or 2% from last quarter, due to stronger retail brokerage fees and a gain on the sale of a restructured loan asset. There were also higher net gains on investment securities, although excluding the gain on the sale of Shinsei, securities gains fell by $46 million from last quarter, largely because of write-downs of some merchant banking investments. As well, there were lower revenues from trading and investment banking activities compared to the record amounts earned last quarter.

     For the six-month period ended April 30, 2005, other income was $2,247 million, a 2% decrease from the comparative period last year. Strong year-over-year growth in trading revenues, retail brokerage and deposit services were more than offset by reductions in net gains on investment securities, credit fees and securitization revenues.

Scotiabank Second Quarter Report 2005   5

> MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses

The credit environment continued to be good this quarter, which resulted in the lowest level of quarterly specific provisions in a number of years. Provisions for credit losses were $35 million in the second quarter, an improvement of $95 million from the same quarter last year, and $39 million below last quarter. For the six-month period, total provisions for credit losses totaled $109 million, which was $191 million or 64% lower than the comparative period last year.

Non-interest expenses and productivity

Non-interest expenses continued to be well contained. The Bank’s productivity ratio, reflecting the efficiency of operations, was 55.4%, relatively unchanged from 55.0% for the second quarter last year and 55.7% last quarter. The year-to-date productivity ratio was 55.6% compared to 55.2% last year.

     Total non-interest expenses were $1,490 million this quarter, $33 million or 2% lower than the same quarter last year, including $23 million from the effect of foreign currency translation. The remaining decline was due to lower stock-based compensation caused by smaller changes in the Bank’s share price, as well as reduced employee benefit expenses.

     Compared to last quarter, non-interest expenses rose $33 million or 2%. This was the result of small increases across a number of expense categories, including employee benefit expenses, technology, advertising and capital taxes. This growth was moderated by the impact of three fewer days in the quarter and lower performance-driven compensation in Scotia Capital.

     On a year-to-date basis, total non-interest expenses of $2,947 million were up $18 million from the comparative period last year. Excluding the effect of foreign currency translation, there was an increase of $70 million or 2%. Performance-driven compensation was higher, in line with stronger trading and retail brokerage revenues this year, although this was offset by lower stock-based compensation and employee benefit expenses.

Taxes

The effective tax rate for this quarter was 21.2%, compared to 23.4% for the comparative quarter last year and 20.1% last quarter. The year-over-year decline was due primarily to higher earnings of subsidiaries in lower tax jurisdictions, as well as the lower tax rate on certain securities gains. These were partially offset by a decline in the value of future tax assets in Inverlat as a result of announced reductions in Mexican income tax rates. The effective tax rate for the six months ended April 30, 2005, was 20.6% versus 22.0% in the comparable period last year.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined on pages 54 to 63 of the 2004 Annual Report.

Credit risk

The total provision for credit losses was $35 million this quarter, down from $74 million in the previous quarter, and a substantial improvement from $130 million in the same period a year ago. Most of this improvement occurred in the Scotia Capital portfolio.

     Credit quality in the domestic retail and commercial portfolios remained strong, as total provisions for credit losses in the second quarter of $66 million were the lowest level in recent quarters.

     Provisions for credit losses in international operations were comparable to last year. However, they were up from the first quarter due mainly to the unusually low levels in that period.

     Scotia Capital had a net recovery of $57 million this quarter, the third consecutive quarter of net recoveries. This quarter’s recoveries reflect a significant improvement from the $32 million credit loss experienced in the same period last year, and the $9 million recovery last quarter. The period-over-period improvements were largely in the U.S. portfolio, and resulted from lower levels of new provisions together with higher provision reversals and recoveries, partially from some loan sales in the quarter.

     Total net impaired loans, after deducting the specific allowance for credit losses, were $666 million, substantially improved from $1,371 million last year and $762 million last quarter. After deducting the general allowance for credit losses, net impaired loans were negative $709 million.

     Although the current credit environment remains favourable, the Bank continues to actively monitor certain industries that are exhibiting signs of stress. Presently, this includes the North American automotive industry, which faces a number of challenges. While the Bank does not have a significant concern with its exposure to this sector, it is closely following industry trends that may affect credit quality.

     While the level of recoveries to date will likely not be sustained, specific provisions for credit losses for 2005 are expected to be below last year. As well, if the recent trends in credit quality continue, there will likely be a reduction in the general allowance for credit losses in the second half of 2005.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. The average one-day VaR decreased from $8.4 million in the first quarter and $8.2 million last year to $6.8 million. The quarter-over-

6     Scotiabank Second Quarter Report 2005

> MANAGEMENT’S DISCUSSION & ANALYSIS

quarter decrease was in foreign exchange exposure. This VaR level is at the low end of the range experienced over recent quarters.

	Average for the three months ended
Risk factor	April 30	January 31	April 30
($ millions)	2005	2005	2004

Interest rate	$5.4	$4.8	$7.0
Equities	4.2	4.1	4.5
Foreign exchange	1.1	5.4	1.2
Commodities	0.4	0.6	1.0
Diversification	(4.3)	(6.5)	(5.5)

All-Bank VaR	6.8	8.4	8.2

     There were three days of trading losses in the second quarter compared to one day in the previous quarter. The losses were well within the range predicted by VaR.

Liquidity risk

The Bank maintains large holdings of liquid assets to support its operations. These assets can be sold or pledged to meet the Bank’s obligations. As at April 30, 2005, liquid assets were $81 billion or 26% of total assets, up $5 billion over last quarter. Liquid assets were comprised of 75% securities and 25% cash and deposits with banks. These levels are generally unchanged from the prior quarter.

     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at April 30, 2005, total assets pledged or sold under repurchase agreements were $42 billion (January 31, 2005 – $41 billion). The majority of these assets relate to repurchase agreements, as well as pledges for securities borrowing and lending activities.

Related party transactions

During this quarter, the Bank did not change the procedures and policies in place over related party transactions. Commercial arrangements entered into by the Bank with its associated and other related corporations, its directors and officers and companies controlled by its directors, are conducted at market terms and conditions and follow normal credit and other review processes within the Bank.

Balance sheet

The Bank’s total assets were $309 billion as at April 30, 2005, $30 billion or 11% higher than October 31, 2004. The growth in assets was $18 billion after excluding the impact of foreign currency translation of $5 billion, and the consolidation of multi-seller commercial paper conduits of $7 billion in 2005 as a result of changes in Canadian accounting standards. This underlying growth was spread across most categories of assets.

     Domestic retail lending operations continued to perform very well, buoyed by the ongoing demand in the housing and home renovation markets. The ScotiaLine products as well as residential mortgages continued to show strong growth and were the main contributors to a $4 billion increase in retail loans, before securitizations. Additionally, International Banking’s retail operations in Mexico and the Caribbean made solid gains, with assets up $1 billion over October 31, 2004. Business lending increased $3 billion due to the contributions of Inverlat and small increases in many other areas of the Bank’s operations. Securities purchased under resale agreements were also $3 billion higher.

     Securities increased $8 billion from October 31, 2004, excluding the impact of foreign currency translation and the consolidation of multi-seller commercial paper conduits. Trading securities were up $6 billion, primarily in Scotia Capital where these securities are used to hedge market risk related to trading activities with customers. As well, investment securities grew by $2 billion.

     As at April 30, 2005, the surplus of the market value over book value of the Bank’s investment securities was $988 million, down $186 million from last quarter, due mainly to the pre-tax gain of $118 million realized on the partial disposition of the Bank’s investment holding in Shinsei, as well as market price reductions in certain emerging market securities.

     At April 30, 2005, total liabilities were $293 billion, an increase of $29 billion or 11% from October 31, 2004. Deposit liabilities grew by $20 billion, or $16 billion after excluding the effect of foreign currency translation. There was solid expansion in personal term deposits of $2 billion. As well, there were higher business and government deposits of $11 billion in order to fund asset growth. There was also a significant increase in other liabilities of $7 billion, which was directly related to the consolidation of variable interest entities.

Capital management

The Bank’s capital position remains very strong. The Tier 1 capital ratio was 11.4% this quarter, compared to 11.2 % a year ago and last quarter. The increase was due in part to the $300 million non-cumulative preferred shares issued this quarter.

     The tangible common equity (TCE) ratio, which represents common equity less intangibles as a percentage of risk-weighted assets, continued to be the strongest of the major Canadian banks. This ratio was 9.5% at April 30, 2005, versus 9.4% in the second quarter last year and 9.5% last quarter.

Scotiabank Second Quarter Report 2005     7

> MANAGEMENT’S DISCUSSION & ANALYSIS

Financial instruments

The Bank’s balance sheet is comprised substantially of financial instruments as these are a significant part of the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion on some of these risk measures is included in the Risk Management section above.

     The basis of calculating fair values was unchanged from October 31, 2004. There were no significant changes in fair value of financial instruments that arose from factors other than normal economic, industry and market conditions.

     Total derivative notional amounts were $1,023 billion, compared to $991 billion as at January 31, 2005. As well, the percentage of those derivatives held for trading and those held for non-trading or asset liability management was generally unchanged.

Off-balance sheet arrangements

The Bank enters into contractual arrangements, in the normal course of business, that are not required to be consolidated in its balance sheet. These arrangements are primarily in three categories: variable interest entities (VIEs), guarantees and loan commitments, and securitizations. There are no material contractual obligations that are outside of the ordinary course of business.

     There were no significant new arrangements with VIEs that were entered into during the quarter. Guarantees and loan commitments increased by $2 billion from last quarter, due mainly to the inclusion of liquidity facilities of a Bank-administered multi-seller conduit that was deconsolidated this quarter. Fees from guarantees and loan commitment arrangements, recorded in other income, were $57 million for the three-month period ended April 30, 2005, compared to $65 million for the same period a year ago.

     The Bank securitized a further $644 million in residential mortgages in the current quarter as a cost-effective method of funding the significant growth in mortgages. As at April 30, 2005, $7,948 million of mortgages were securitized.

Common dividend

The Board of Directors, at its meeting on May 31, 2005, approved an increase in the quarterly dividend of 2 cents per common share to 34 cents per share, payable on July 27, 2005 to shareholders of record as of July 5, 2005. This continues the Bank’s excellent track record of growing its annual dividend.

Outlook

Global economic growth has moderated in the opening months of 2005 and will likely continue to do so over the balance of the year. While activity within the NAFTA zone will mirror this general trend, the overall pace of growth will remain much stronger than in Europe and Japan. Historically low borrowing costs, solid business investment and buoyant consumer spending point to sustained growth in Canada in 2005 and beyond.

     Foreign exchange rates, including the Canadian dollar, have been fluctuating significantly and may well continue to do so in the months ahead, adding to challenges posed by the more moderate pace of international economic growth.

     The Bank’s performance in the first six months was ahead of targets, supported by declining credit losses, high securities gains, strong capital market results and good growth in retail assets. However, there continues to be a compression in certain margins and weak business loan demand. While earnings are expected to moderate over the balance of the year, we fully expect to achieve the performance targets for 2005.

Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 1 to the 2004 annual consolidated financial statements for more information about the accounting principles used to prepare the financial statements.

     There have not been any changes to the Bank’s accounting policies affecting this quarter, other than those described in Note 1 of the interim consolidated financial statements. Certain comparative amounts have been restated as a result of these changes.

     Details of significant future accounting standard changes and the impact of these on the Bank are presented in Note 2 of the interim consolidated financial statements.

     The key assumptions and bases for estimates that management has made under GAAP and their impact on the amounts reported in the interim consolidated financial statements and notes remain substantially unchanged from those described in our 2004 Annual Report.

8      Scotiabank Second Quarter Report 2005

> MANAGEMENT’S DISCUSSION & ANALYSIS

Business Line Review

Domestic Banking

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2005	2005	2004	2005	2004

Business line income
Net interest income	$852	$890	$892	$1,742	$1,756
Provision for credit losses	66	76	81	142	173
Other income	445	447	424	892	841
Non-interest expenses	817	784	803	1,601	1,567
Provision for income taxes	134	147	145	281	280

Net income	$280	$330	$287	$610	$577
Preferred dividends paid	1	1	1	2	2

Net income available to common shareholders(2)	$279	$329	$286	$608	$575

Other measures
Return on equity(3)	28.9%	34.1%	32.7%	31.5%	32.6%
Average assets ($ billions)	$121	$120	$109	$121	$108

(1)	Refer to footnote (2) on page 12.

(2)	Refer to footnote (4) on page 12.

(3)	Refer to footnote (1) in the Total table on page 13.

Domestic Banking, which includes Wealth Management, generated net income available to common shareholders of $279 million in the second quarter, and accounted for 34% of the Bank’s total earnings. Domestic Banking results decreased slightly by $7 million or 2% from the same quarter last year, and declined by $50 million or 15% quarter over quarter. Return on equity remained strong at 28.9%.

     Net interest income fell $40 million or 4% from the same quarter last year. Strong growth was recorded across most products, particularly in residential mortgages, revolving credit, savings and chequing deposits, and current accounts, accompanied by market share gains in retail lending. More than offsetting this growth however, was a compressed margin due to the continued low level of interest rates and changing customer preferences towards variable-rate mortgages. Quarter over quarter, net interest income fell by 4%, reflecting three fewer days in the second quarter.

     Other income was $445 million in the second quarter, an increase of $21 million or 5% versus the same period last year. All business segments produced improved results. Contributing to this were higher full-service brokerage activities, as well as volume-based increases in transaction service fees and card revenues. On a quarter-over-quarter basis, other income was essentially unchanged.

     Credit quality continued to be very good, with provision for credit losses of $66 million this quarter, the lowest in several quarters. The $15 million decrease from last year reflected lower provisions in the commercial portfolio.

     Non-interest expenses rose 2% from the same quarter last year. This reflected normal salary increases, higher expenses for project spending, and increased capital taxes. Partially offsetting these were lower mortgage acquisition costs and stock-based compensation.

     Quarter over quarter, expenses increased 4%, attributable mainly to growth in stock-based compensation, and seasonally higher employee benefits costs.

Scotiabank Second Quarter Report 2005     9

> MANAGEMENT’S DISCUSSION & ANALYSIS

Scotia Capital

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2005	2005	2004	2005	2004

Business line income
Net interest income	$230	$216	$250	$446	$488
Provision for credit losses	(57)	(9)	32	(66)	103
Other income	329	337	328	666	660
Non-interest expenses	256	261	268	517	509
Provision for income taxes	120	53	74	173	141

Net income	$240	$248	$204	$488	$395
Preferred dividends paid	1	1	1	2	2

Net income available to common shareholders(2)	$239	$247	$203	$486	$393

Other measures
Return on equity(3)	31.1%	30.5%	20.0%	30.8%	18.6%
Average assets ($ billions)	$113	$108	$114	$110	$113

(1)	Refer to footnote (2) on page 12.

(2)	Refer to footnote (4) on page 12.

(3)	Refer to footnote (1) in the Total table on page 13.

Scotia Capital contributed net income available to common shareholders of $239 million in the second quarter, an increase of $36 million or 18% from last year, and slightly lower than the first quarter. Return on equity, at 31.1%, was significantly ahead of the 20.0% reported last year and matched the strong performance in the first quarter.

     The strong results reflect an increase in credit loss recoveries. Trading and underwriting revenues were also solid this quarter, although lower than the record results achieved in the first quarter.

     Net interest income decreased 8% compared to the same period last year, due primarily to lower corporate lending asset levels and interest margins, somewhat offset by higher interest income from trading operations. Compared to last year, average lending volumes decreased 10%, mainly in the U.S. and Europe, due in part to the strengthening of the Canadian dollar. Compared to the previous quarter, net interest income rose modestly due mostly to higher interest income from trading activities.

     Higher borrowings this quarter by a select number of clients resulted in modest growth in the corporate loan portfolios for the first time in recent quarters.

     Other income was up slightly compared to the prior year. Higher equity trading revenues and merger and acquisition fees were offset by reduced lending fees and foreign exchange revenues, due in part to the stronger Canadian dollar. Other income was 2% lower than the previous quarter as trading revenues did not match the record levels earned in the first quarter. This was largely offset by higher revenues in the U.S., primarily reflecting successful loan underwriting efforts and a gain from the sale of a restructured loan asset.

     The provision for credit losses was a net recovery of $57 million this quarter, compared to a provision of $32 million last year and a net recovery of $9 million last quarter. Most of the recoveries were realized in the U.S.

     Total expenses decreased 4% from the same quarter last year, primarily due to lower salary expenses and professional fees, partly offset by higher performance-driven compensation. Total expenses also fell 2% from the previous quarter as performance-driven compensation fell in line with trading revenues, partly offset by higher severance costs and professional fees.

     Provision for income taxes was $120 million in the second quarter, up from $74 million last year and $53 million in the first quarter. This arose from a combination of higher pre-tax income this quarter, and lower taxes in the prior comparative quarters arising from certain structured transactions.

10       Scotiabank Second Quarter Report 2005

> MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2005	2005	2004	2005	2004

Business line income
Net interest income	$489	$462	$505	$951	$942
Provision for credit losses	26	7	18	33	25
Other income	174	180	197	354	371
Non-interest expenses	391	388	426	779	816
Provision for income taxes	42	23	41	65	77
Non-controlling interest in net income of subsidiaries	17	17	22	34	45

Net income	$187	$207	$195	$394	$350
Preferred dividends paid	1	1	1	2	2

Net income available to common shareholders(2)	$186	$206	$194	$392	$348

Other measures
Return on equity(3)	21.0%	24.2%	24.2%	22.5%	21.8%
Average assets ($ billions)	$49	$48	$49	$49	$48

(1)	Refer to footnote (2) on page 12.

(2)	Refer to footnote (4) on page 12.

(3)	Refer to footnote (1) in the Total table on page 13.

International Banking’s net income available to common shareholders in the second quarter was $186 million, producing a return on equity of 21.0%. Compared to the same period last year, net income available to common shareholders declined by $8 million due to the negative impact of foreign currency translation, as the Canadian dollar appreciated against most currencies in which International Banking operates. Excluding this impact, underlying results rose $7 million or 4%. Net income available to common shareholders declined $20 million or 10% from last quarter, due largely to higher credit losses following the unusually low levels in the first quarter. As well, there were lower tax savings in Inverlat caused by the revaluation of future tax assets as a result of reductions in income tax rates.

     Net interest income was $489 million this quarter, a year-over-year decline of $16 million or 3%. This decrease was due to foreign currency translation and lower mark-to-market gains on the fair value of non-trading derivatives that do not qualify as accounting hedges. Excluding these, interest income rose 6% as a result of higher asset levels. In addition, second quarter interest income included the contribution of Banco de Comercio in El Salvador, which was equity accounted in the second quarter. Commencing next quarter, Banco de Comercio’s results and financial position will be consolidated. Net interest income was up $27 million from the first quarter, with Inverlat being the largest contributor to the increase.

     Loan growth in International Banking, was flat compared to last year. Excluding foreign currency translation, loan volumes grew a solid 8% from the same period last year. Retail loan growth was strong at 16%, with increases in mortgages of 32% in Mexico and more than 20% in the Caribbean and Chile. In addition, the Caribbean and Mexico both experienced strong growth in retail deposits, excluding the effect of foreign currency translation.

     Other income was $174 million this quarter, down $23 million from last year, including a $9 million negative impact from foreign currency translation. The underlying decrease reflected lower fee income from loan collection services associated with the Baninter acquisition in the Dominican Republic compared to last year.

     Credit quality in International Banking remained strong. Specific provisions for credit losses were $26 million this quarter, up $8 million over the same period last year. As well, they rose $19 million from the unusually low levels in the first quarter of 2005.

     Non-interest expenses were $391 million in the second quarter, down $35 million or 8% from last year. Excluding the impact of foreign currency translation, expenses fell 4% due to lower expenses in the Caribbean, Asia and Chile. Compared to last quarter, expenses increased marginally.

Scotiabank Second Quarter Report 2005      11

> MANAGEMENT’S DISCUSSION & ANALYSIS

Other(1)

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(2)	2005	2005	2004	2005	2004

Business line income
Net interest income(3)	$(113)	$(141)	$(191)	$(254)	$(302)
Provision for credit losses	—	—	(1)	—	(1)
Other income	188	147	300	335	417
Non-interest expenses	26	24	26	50	37
Provision for income taxes(3)	(70)	(21)	(14)	(91)	(71)

Net income	$119	$3	$98	$122	$150
Preferred dividends paid	1	1	1	2	2

Net income available to common shareholders(4)	$118	$2	$97	$120	$148

Other measures
Average assets ($ billions)	$24	$22	$14	$23	$15

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	The Bank, like some other banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.

Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.

(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2005 ($94), January 31, 2005 ($76), and April 30, 2004 ($65), and for the six months ended April 30, 2005 ($170), and April 30, 2004 ($133), to arrive at the amounts reported in the Consolidated Statement of Income.

(4)	Commencing in 2005, the measure of segment profitability has been changed from net income to net income available to common shareholders. Prior periods have been restated.

Net income available to common shareholders was $118 million this quarter, compared to $97 million last year, and $2 million in the previous quarter. The increase from last year was due mainly to higher net interest income in Group Treasury, partially offset by lower gains on the sale of investment securities. The quarter-over-quarter increase reflected the $118 million gain this quarter on the sale of a portion of the Bank’s investment holding in Shinsei Bank.

     Net interest income rose by $78 million from last year, mainly from the impact of mark-to-market adjustments for certain derivatives that do not qualify as hedges, as well as higher dividends in Group Treasury. Partially offsetting these was a $29 million increase in the elimination of tax-exempt income. Net interest income improved by $28 million over last quarter, mainly from higher dividend income in Group Treasury and an increase in net interest income from a reduction in revolving retail loan securitization volumes.

     Other income fell by $112 million from the same quarter last year due mainly to lower gains on the sale of investment securities. While both quarters benefited from the inclusion of a similar gain on the sale of a portion of the Bank’s investment holding in Shinsei Bank, the balance of the net gains on investment securities were much lower this quarter. As well, securitization revenues fell $19 million. Compared to last quarter, other income increased by $41 million due to the $118 million gain on Shinsei Bank. However, other net investment gains were lower quarter over quarter.

     Net interest income includes the elimination of tax-exempt income gross up. The gross up is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $94 million in the first quarter, compared to $65 million last year, and $76 million in the prior quarter.

     Non-interest expenses this quarter were relatively even with both last year and the prior quarter.

     The decrease in the provision for income taxes year over year and quarter over quarter was due mainly to the elimination of the tax-exempt income gross up referred to above, as well as a lower tax rate for certain securities gains in the second quarter.

12      Scotiabank Second Quarter Report 2005

> MANAGEMENT’S DISCUSSION & ANALYSIS

Total

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2005	2005	2004	2005	2004

Business line income
Net interest income	$1,458	$1,427	$1,456	$2,885	$2,884
Provision for credit losses	35	74	130	109	300
Other income	1,136	1,111	1,249	2,247	2,289
Non-interest expenses	1,490	1,457	1,523	2,947	2,929
Provision for income taxes	226	202	246	428	427
Non-controlling interest in net income of subsidiaries	17	17	22	34	45

Net income	$826	$788	$784	$1,614	$1,472
Preferred dividends paid	4	4	4	8	8

Net income available to common shareholders	$822	$784	$780	$1,606	$1,464

Other measures
Return on equity(1)	22.3%	21.0%	21.8%	21.6%	20.6%
Average assets ($ billions)	$307	$298	$286	$303	$284

(1)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

Geographic Highlights

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited)	2005	2005	2004	2005	2004

Net income available to common shareholders ($ millions)
Canada	$407	$528	$376	$935	$831
United States	119	61	88	180	159
Other international	316	246	328	562	500
Corporate adjustments	(20)	(51)	(12)	(71)	(26)

	$822	$784	$780	$1,606	$1,464

Average assets ($ billions)
Canada	$204	$200	$188	$202	$186
United States	25	23	22	24	23
Other international	75	72	74	74	72
Corporate adjustments	3	3	2	3	3

	$307	$298	$286	$303	$284

Quarterly Financial Highlights

	For the three months ended
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2005	2005	2004	2004	2004	2004	2003	2003

Total revenue(1) (TEB(2)) ($ millions)	$2,688	$2,614	$2,457	$2,532	$2,770	$2,536	$2,551	$2,597
Net income(1) ($ millions)	826	788	705	731	784	688	654	620
Basic earnings per share ($)	0.82	0.78	0.70	0.72	0.77	0.68	0.64	0.61
Diluted earnings per share ($)	0.81	0.77	0.69	0.71	0.75	0.67	0.63	0.60

(1)	Amounts have been retroactively adjusted to reflect the new accounting pronouncement on liabilities and equity (refer to Note 1 on page 19).

(2)	The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) on page 12.

Scotiabank Second Quarter Report 2005      13

> MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

	As at
	April 30
(thousands of shares)	2005

Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	(1)
Series 2000-1 trust securities issued by BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(2)

Preferred shares Series 12	12,000	(3)
Preferred shares Series 13	12,000	(4)
Common shares outstanding	993,606	(5)
Outstanding options granted under the Stock Option Plans to purchase common shares	40,750	(5)(6)

(1)	Reported in subordinated debentures and capital instrument liabilities in the Consolidated Balance Sheet.

(2)	Refer to Note 1 on page 19 for the accounting treatment and presentation of these instruments.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $ 0.328125 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend, payable July 27, 2005, will be $0.4405 per share. Subsequent quarterly dividends will be $0.30 per share.

(5)	As at May 19, 2005, the number of outstanding common shares and options were 993,735 and 40,619, respectively. The number of other securities disclosed in this table were unchanged.

(6)	Included are 15,634 stock options with tandem stock appreciation right (SAR) features.

Further details, including convertibility features, are available in Notes 13 and 14 of the October 31, 2004, consolidated financial statements presented in the 2004 Annual Report, and Note 4 on page 21 of this report.

Forward-looking statements This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”

     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to complete and integrate acquisitions; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.

     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com, and on the EDGAR section of the SEC’s website at www.sec.gov.

14      Scotiabank Second Quarter Report 2005

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

	For the three months ended				For the six months ended
	April 30	January 31	April 30		April 30	April 30
(Unaudited) ($ millions)	2005	2005	2004	(1)	2005	2004	(1)

Interest income
Loans	$2,417	$2,399	$2,235		$4,816	$4,535
Securities	797	699	674		1,496	1,358
Deposits with banks	151	136	107		287	205

	3,365	3,234	3,016		6,599	6,098

Interest expense
Deposits	1,384	1,330	1,101		2,714	2,336
Subordinated debentures and capital instrument liabilities (Notes 1 and 7)	47	46	64		93	142
Other	476	431	395		907	736

	1,907	1,807	1,560		3,714	3,214

Net interest income	1,458	1,427	1,456		2,885	2,884
Provision for credit losses (Note 6)	35	74	130		109	300

Net interest income after provision for credit losses	1,423	1,353	1,326		2,776	2,584

Other income
Card revenues	56	62	53		118	114
Deposit and payment services	168	168	161		336	316
Mutual funds	47	44	43		91	84
Investment management, brokerage and trust services	156	142	143		298	268
Credit fees	135	136	144		271	290
Trading revenues	125	210	105		335	257
Investment banking	167	180	183		347	344
Net gain on investment securities	134	62	247		196	317
Securitization revenues	20	19	40		39	68
Other	128	88	130		216	231

	1,136	1,111	1,249		2,247	2,289

Net interest and other income	2,559	2,464	2,575		5,023	4,873

Non-interest expenses
Salaries and employee benefits	883	870	907		1,753	1,748
Premises and technology	285	273	282		558	563
Communications	63	60	60		123	119
Advertising and business development	50	43	53		93	100
Professional	45	42	47		87	76
Business and capital taxes	42	37	36		79	73
Other	122	132	138		254	250

	1,490	1,457	1,523		2,947	2,929

Income before the undernoted	1,069	1,007	1,052		2,076	1,944
Provision for income taxes	226	202	246		428	427
Non-controlling interest in net income of subsidiaries	17	17	22		34	45

Net income	$826	$788	$784		$1,614	$1,472

Preferred dividends paid	4	4	4		8	8

Net income available to common shareholders	$822	$784	$780		$1,606	$1,464

Average number of common shares outstanding (millions):
Basic	996	1,006	1,011		1,001	1,011
Diluted	1,011	1,021	1,028		1,016	1,028

Earnings per common share(2) (in dollars):
Basic	$0.82	$0.78	$0.77		$1.60	$1.45
Diluted	$0.81	$0.77	$0.75		$1.58	$1.42

Dividends per common share (in dollars)	$0.32	$0.32	$0.25		$0.64	$0.50

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 on page 19).

(2)	The calculation of earnings per share is based on full dollar and share amounts.

The accompanying notes are an integral part of these interim consolidated financial statements.

Scotiabank Second Quarter Report 2005      15

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

	As at
	April 30	January 31	October 31		April 30
(Unaudited) ($ millions)	2005	2005	2004	(1)	2004	(1)

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,137	$1,961	$1,921		$1,417
Interest-bearing deposits with banks	15,954	15,817	12,932		16,668
Precious metals	2,403	2,207	2,302		2,627

	20,494	19,985	17,155		20,712

Securities
Investment	22,781	22,477	15,717		18,377
Trading	50,164	46,656	43,056		42,184

	72,945	69,133	58,773		60,561

Loans
Residential mortgages	70,848	70,070	69,018		63,829
Personal and credit cards	34,403	33,855	30,182		28,432
Business and governments	62,174	61,281	57,384		62,485
Securities purchased under resale agreements	20,748	19,769	17,880		21,225

	188,173	184,975	174,464		175,971
Allowance for credit losses (Note 6)	2,591	2,641	2,696		3,303

	185,582	182,334	171,768		172,668

Other
Customers’ liability under acceptances	7,194	6,283	7,086		7,219
Trading derivatives’ market valuation	12,884	12,493	14,198		13,745
Land, buildings and equipment	1,904	1,937	1,872		1,872
Goodwill	292	270	261		280
Other intangible assets	226	233	240		253
Other assets	7,569	7,879	7,859		6,324

	30,069	29,095	31,516		29,693

	$309,090	$300,547	$279,212		$283,634

Liabilities and shareholders’ equity
Deposits
Personal	$82,527	$81,059	$79,020		$79,464
Business and governments	107,071	101,466	94,125		95,486
Banks	25,184	24,341	22,051		22,691

	214,782	206,866	195,196		197,641

Other
Acceptances	7,194	6,283	7,086		7,219
Obligations related to securities sold under repurchase agreements	25,164	24,846	19,428		22,535
Obligations related to securities sold short	8,542	7,453	7,585		9,527
Trading derivatives’ market valuation	11,445	11,993	14,054		12,645
Other liabilities	22,346	24,226	15,733		13,697
Non-controlling interest in subsidiaries	290	287	280		277

	74,981	75,088	64,166		65,900

Subordinated debentures and capital instrument liabilities (Notes 1 and 7)	3,383	3,375	4,865		4,936

Shareholders’ equity
Capital stock
Preferred shares	600	300	300		300
Common shares and contributed surplus	3,242	3,234	3,229		3,187
Retained earnings	13,517	13,236	13,239		12,512
Cumulative foreign currency translation	(1,415)	(1,552)	(1,783)		(842)

	15,944	15,218	14,985		15,157

	$309,090	$300,547	$279,212		$283,634

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 on page 19).

The accompanying notes are an integral part of these interim consolidated financial statements.

16     Scotiabank Second Quarter Report 2005

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Shareholders’ Equity

	For the six months ended
	April 30	April 30
(Unaudited) ($ millions)	2005	2004 (1)

Preferred shares
Balance at beginning of period	$300	$300
Issued	300	—

Balance at end of period	600	300

Common shares and contributed surplus
Common shares:
Balance at beginning of period	3,228	3,140
Issued	73	65
Purchased for cancellation	(60)	(19)

Balance at end of period	3,241	3,186
Contributed surplus: Fair value of stock options	1	1

Total	3,242	3,187

Retained earnings
Balance at beginning of period	13,239	11,747
Net income	1,614	1,472
Dividends: Preferred	(8)	(8)
Common	(640)	(506)
Purchase of shares	(681)	(193)
Other	(7)	—

Balance at end of period	13,517	12,512

Cumulative foreign currency translation
Balance at beginning of period	(1,783)	(1,074)
Net unrealized foreign exchange translation gains(2)	368	232

Balance at end of period	(1,415)	(842)

Total shareholders’ equity at end of period	$15,944	$15,157

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 on page 19).

(2)	Comprises unrealized foreign exchange translation gains on net investments in self-sustaining foreign operations of $624 (April 30, 2004 – $562) and losses from related foreign exchange hedging activities of $256 (April 30, 2004 – $ 330).

The accompanying notes are an integral part of these interim consolidated financial statements.

Scotiabank Second Quarter Report 2005     17

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the six months ended
Sources and (uses) of cash flows	April 30	April 30	April 30	April 30
(Unaudited) ($ millions)	2005	2004 (1)	2005	2004 (1)

Cash flows from operating activities
Net income	$826	$784	$1,614	$1,472
Adjustments to net income to determine cash flows	52	(63)	62	60
Net accrued interest receivable and payable	3	(145)	21	(186)
Trading securities	(3,156)	2,496	(6,314)	1,031
Trading derivatives’ market valuation, net	(899)	(672)	(1,239)	(511)
Other, net	(361)	(980)	667	(1,074)

	(3,535)	1,420	(5,189)	792

Cash flows from financing activities
Deposits	6,719	3,816	14,839	1,535
Obligations related to securities sold under repurchase agreements	(15)	(1,826)	4,902	(6,399)
Obligations related to securities sold short	1,078	(453)	927	239
Subordinated debenture and capital instrument liabilities redemptions/repayments	—	—	—	(260)
Capital stock issued	326	39	366	65
Capital stock redeemed/purchased for cancellation or trading, net	(236)	(126)	(741)	(212)
Cash dividends paid	(322)	(257)	(648)	(514)
Other, net	122	448	327	152

	7,672	1,641	19,972	(5,394)

Cash flows from investing activities
Interest-bearing deposits with banks	34	(1,021)	(2,426)	1,169
Loans, excluding securitizations	(4,624)	(3,463)	(12,192)	(1,021)
Loan securitizations	638	909	1,227	1,876
Investment securities, net	3	820	(1,141)	3,101
Land, buildings and equipment, net of disposals	(4)	(51)	(62)	(75)
Other, net(2)	(24)	(59)	(24)	(59)

	(3,977)	(2,865)	(14,618)	4,991

Effect of exchange rate changes on cash and cash equivalents	16	18	51	35

Net change in cash and cash equivalents(3)	176	214	216	424
Cash and cash equivalents at beginning of period	1,961	1,107	1,921	897

Cash and cash equivalents at end of period	$2,137	$1,321	$2,137	$1,321

Represented by:
Cash and non-interest-bearing deposits with banks	$2,137	$1,417
Cheques and other items in transit, net liability(3)	—	(96)

Cash and cash equivalents at end of period	$2,137	$1,321

Cash disbursements made for:
Interest	$1,927	$1,748	$3,719	$3,526
Income taxes	$226	$270	$465	$432

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 on page 19).

(2)	For the three and six months ended April 30, 2005, includes investment in subsidiaries of $24 (April 30, 2004 – $59).

(3)	In the fourth quarter of 2004, the Bank prospectively changed the balance sheet presentation of certain types of cheques and other items in transit. These items are recorded gross in different asset and liability categories, whereas previously these items were recorded net in cheques and other items in transit in other liabilities in the Consolidated Balance Sheet. This change in balance sheet presentation also resulted in certain types of cheques and other items in transit no longer being classified as part of cash and cash equivalents. These changes resulted from a new CICA standard for financial reporting, which eliminated industry practice as a source of generally accepted accounting principles.

The accompanying notes are an integral part of these interim consolidated financial statements.

18     Scotiabank Second Quarter Report 2005

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Interim Consolidated Financial Statements (Unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements, except as discussed in Note 1. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

1.	New accounting policies:

Liabilities and equity

Effective November 1, 2004, the Bank, as required, retroactively adopted, with restatement of prior periods, a new pronouncement issued by the Canadian Institute of Chartered Accountants (CICA) amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires those instruments that can be settled at the issuer’s option, by issuing a variable number of the issuer’s own equity instruments, to be presented as liabilities rather than as equity.

This affected the $2 billion of Scotiabank Trust Securities issued through BNS Capital Trust and Scotiabank Capital Trust, and $250 million of preferred shares issued by Scotia Mortgage Investment Corporation. These instruments were reclassified from non-controlling interest in subsidiaries and shareholders’ equity, respectively, to subordinated debentures and capital instrument liabilities. The comparative restated amounts are outlined in the table below. Each quarter, this change results in disbursements of approximately $38 million associated with these instruments being recorded as interest expense, whereas prior to fiscal 2005, such disbursements would have been recorded as non-controlling interest in net income of subsidiaries of $34 million and preferred dividends of $2 million (net of provision for income taxes of $2 million).

Furthermore, effective November 1, 2004, in accordance with a new Canadian accounting pronouncement related to variable interest entities (VIEs), $1.5 billion of Scotiabank Trust Securities were reclassified to deposit liabilities in the Consolidated Balance Sheet (see paragraph on Scotiabank Trust Securities on page 20).

In all cases, there was no change to net income available to common shareholders or earnings per share. As well, the Bank’s regulatory capital ratios were not affected, as the Bank’s innovative Tier 1 capital instruments remain eligible as Tier 1 capital for regulatory purposes.

The following table summarizes the restatements that were required by the new liabilities and equity pronouncement to the Consolidated Balance Sheet:

	As at
	October 31, 2004			April 30, 2004
	As previously			As previously
($ millions)	presented	Change	Restated	presented	Change	Restated

Consolidated Balance Sheet
Liabilities
Non-controlling interest in subsidiaries	$2,280	$(2,000)	$280	$2,277	$(2,000)	$277
Subordinated debentures & capital instrument liabilities	2,615	2,250	4,865	2,686	2,250	4,936
Shareholders’ equity
Capital stock – Preferred shares	550	(250)	300	550	(250)	300

Scotiabank Second Quarter Report 2005     19

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidation of variable interest entities

Effective November 1, 2004, the Bank adopted a new accounting guideline issued by the CICA which requires consolidation of VIEs by the primary beneficiary.

An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The VIE guideline also exempts certain entities from its scope. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.

The following is a summary by VIE category of the financial statement impact of this new guideline. Accounting standard setters continue to deliberate issues associated with the guideline. As these issues are addressed and revisions to the accounting guidance are made, the effects of this new guideline, as described below, may change in future quarters.

Securitization vehicles

The Bank administers three multi-seller commercial paper conduit programs, which involve the purchase of assets by conduit vehicles from outside parties funded by the issuance of asset-backed commercial paper. The Bank has no rights to these assets, but manages for a fee the commercial paper selling program. As well, in some instances, the Bank is counterparty to derivative contracts with these conduits and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities. At the time of adoption of the new accounting standard, the Bank assessed that it was the primary beneficiary of these conduits and consolidated these conduits in its financial statements. On adoption, investment securities, personal and credit card loans, and other liabilities in the Consolidated Balance Sheet increased by $5 billion, $3 billion and $8 billion, respectively. This accounting change does not affect net income or earnings per share.

Scotiabank Trust Securities

The Bank has issued $1.5 billion in innovative Tier 1 capital under the Scotiabank Capital Trust structure. This structure is a VIE, but the Bank is not its primary beneficiary. As such, the Bank has deconsolidated this structure and recorded $1.5 billion in business and governments deposit liabilities in the Consolidated Balance Sheet. These financial instruments were previously reported as non-controlling interest in subsidiaries. With the adoption of the accounting policy changes for liabilities and equity noted previously, these instruments were restated to subordinated debentures and capital instrument liabilities in prior periods. On a quarterly basis, this change results in approximately $24 million in disbursements associated with this structure being recorded in interest expense, whereas prior to fiscal 2005, such disbursements were recorded as non-controlling interest in net income of subsidiaries. With the adoption of the changes to liabilities and equity noted above, these disbursements were restated to interest expense. Overall, there was no change in net income or earnings per share.

Other

The Bank is involved with other entities such as investment structures and collateralized debt obligation vehicles, which total $10 billion. Although the Bank has consolidated those entities for which it is the primary beneficiary, the resulting increase in total assets and liabilities was insignificant.

2.	Future accounting changes:

Financial instruments

The CICA has issued three new standards: Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income. These will be effective for the Bank on November 1, 2006, and require the following:

Financial Instruments – Recognition and Measurement

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except the following, which will be carried at amortized cost: loans and receivables, securities intended to be held until maturity and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value in the Consolidated Balance Sheet.

20     Scotiabank Second Quarter Report 2005

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Hedges

In a fair value hedge, the component of the underlying asset or liability being hedged, as well as the hedging derivative, will be carried at fair value, with changes in fair value recorded in the Consolidated Statement of Income. In a cash flow hedge, the change in fair value of the derivative will be recorded in other comprehensive income until the asset or liability being hedged affects the Consolidated Statement of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statement of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statement of Income.

Comprehensive Income

Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in a Statement of Other Comprehensive Income until recognized in the Consolidated Statement of Income. Other comprehensive income will form part of shareholders’ equity.

The impact of implementing these new standards is not yet determinable as it is dependent on the Bank’s outstanding positions, hedging strategies and market volatility at the time of transition.

3.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, Scotia Capital and International Banking. Results for these operating segments are presented in the Business line income tables on pages 9 to 12.

4.	Significant capital transactions

In the first quarter of 2005, the Bank initiated a new normal course issuer bid to purchase up to 50 million of the Bank’s common shares. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2006, or the date the Bank completes its purchases. During the quarter, the Bank purchased 5.9 million common shares at an average cost of $39.88. For the six months ended April 30, 2005, 18.6 million common shares were purchased at an average price of $39.82.

On March 15, 2005, the Bank issued $300 million non-cumulative preferred shares Series 13. The shares were priced at $25.00 per share to yield 4.80% annually.

5.	Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on the sale of the mortgages resulting from these securitizations is recognized in securitization revenues in the Consolidated Statement of Income. No credit losses are expected, as the mortgages are insured. The following table summarizes the Bank’s sales.

	For the three months ended					For the six months ended
	April 30		January 31		April 30	April 30		April 30
($ millions)	2005		2005		2004	2005		2004

Net cash proceeds	$638	(1)	$589	(1)	$909	$1,227	(1)	$1,876
Retained interest	21		14		32	35		59
Retained servicing liability	(4)		(4)		(5)	(8)		(12)

	655		599		936	1,254		1,923
Residential mortgages securitized	644		588		908	1,232		1,883

Net gain on sale	$11		$11		$28	$22		$40

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $179 for the three months ended April 30, 2005 (January 31, 2005 – $525) and $704 for the six months ended April 30, 2005 (April 30, 2004 – nil). These assets are classified as investment securities and have an outstanding balance of $649 as at April 30, 2005.

Scotiabank Second Quarter Report 2005     21

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Allowance for credit losses

The following table summarizes the change in the allowance for credit losses.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2005	2005	2004	2005	2004

Balance at beginning of period	$2,650	$2,704	$3,270	$2,704	$3,580
Presented with securities	—	—	—	—	(363	)(1)
Write-offs	(153)	(149)	(140)	(302)	(317)
Recoveries	48	36	33	84	73
Provision for credit losses	35	74	130	109	300
Other, including foreign exchange adjustment	19	(15)	24	4	44

Balance at the end of period(2)(3)	$2,599	$2,650	$3,317	$2,599	$3,317

(1)	Effective November 1, 2003, the country risk allowance related to investment securities is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.

(2)	As at April 30, 2005, $8 (January 31, 2005 – $9; April 30, 2004 – $14) has been recorded in other liabilities.

(3)	As at April 30, 2005, the general allowance for credit losses was $1,375 (January 31, 2005 – $1,375; April 30, 2004 – $1,475).

7.	Subordinated debentures and capital instrument liabilities

The following table provides the detail for the subordinated debentures and capital instrument liabilities.

	As at
	April 30	January 31	April 30
	2005	2005	2004	(1)

Subordinated debentures	$2,633	$2,625	$2,686
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	250	250
Scotiabank Trust Securities – Series 2000-1 issued by BNS Capital Trust	500	500	500
Scotiabank Trust Securities – Series 2002-1 issued by Scotiabank Capital Trust(2)	—	—	750
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(2)	—	—	750

	$3,383	$3,375	$4,936

(1)	Amounts have been retroactively restated as required by a new accounting pronouncement on liabilities and equity (refer to Note 1 on page 19). In addition, the features of these capital instruments are described in Note 13 of the consolidated financial statements for the year ended October 31, 2004.

(2)	Effective November 1, 2004, these securities were reclassified to deposits on a prospective basis as a result of the new accounting pronouncement on VIEs (refer to Note 1 on page 19).

8.	Employee future benefits

Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2005	2005	2004	2005	2004

Benefit expenses
Pension plans	$24	$21	$22	$45	$44
Other benefit plans	25	27	26	52	52

	$49	$48	$48	$97	$96

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

9.	Subsequent event

On May 2, 2005, the Bank completed the acquisition of 98% of the common shares of Banco de Comercio in El Salvador. The purchase price for the acquisition was US$178 million. The Bank will commence consolidating the assets and liabilities and the results of operations of Banco de Comercio in its third quarter.

22     Scotiabank Second Quarter Report 2005

> SHAREHOLDER & INVESTOR INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

     For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2005

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4	January 27
April 5	April 27
July 5	July 27
October 4	October 27

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on May 31, 2005, at 2:30 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail to investor.relations@scotiabank.com.

     A telephone replay of the conference call will be available from May 31, 2005, to June 14, 2005, by calling (416) 640-1917 and entering the identification code 21124095#. The archived audio webcast will be available on the Bank’s website for three months.

Scotiabank Second Quarter Report 2005     23

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s Transfer Agent:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en version française

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

The paper manufacturer follows the Sustainable Forestry Initiative® (SFI®) program for the harvesting of its forests. SFI® is an exacting standard of environmental principles, objectives and performance measures that integrates the perpetual growing and harvesting of trees with the protection of wildlife, plants, soil and water quality and a wide range of other conservation goals. www.aboutsfi.org
SFI logo is a trademark of the American Forest and Paper Association. Sustainable Forestry Initiative® and SFI® are registered trademarks of the American Forest and Paper Association.